Exhibit 4.9

September 21, 2017

Fahar Merchant
1920 Yonge Street, 2nd Floor
Toronto, ON

Dear Fahar:

We are asking you to agree to certain changes to your written employment agreement dated January 1, 2013 and as amended March 1, 2015 and October 1, 2016 (your “Employment Agreement”) a copy of which is enclosed with this amendment letter).

We have set out the changes that will be made to the terms of your Employment Agreement, below. Please sign and return this document to indicate your acceptance of these changes. Once you have accepted the changes, this document will constitute an official amendment to the terms of your Employment Agreement.

1.	Change to your Base Salary – Section 3.1(a) will be modified to reflect your new Base Salary of Cdn $375,000 which is effective as of April 1, 2017.

2.	Changes to your Bonus Structure – Section 3.3 will be modified to reflect your new bonus rate of 40 percent.

Finally, all other terms and conditions of your Employment Agreement shall remain the same.

Thank you for taking the time to carefully consider this letter. Please return a signed copy at your earliest convenience. In the meantime, if you have any questions please do not hesitate to contact the undersigned.

Yours Sincerely,

Medicenna Therapeutics Inc.

Signed:	/s/ Elizabeth Williams

Encl. Your Employment Agreement

I hereby agree to amend the terms and conditions of my Employment Agreement, as described above. All remaining terms and conditions of my employment will remain in effect, unchanged by this consent.

Signed:	/s/Fahar Merchant	Date: Sept. 21________, 2017
Fahar Merchant